UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

AKUMIN INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

01021X100
(CUSIP Number)

January 31, 2024
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index: Page 10

SCHEDULE 13G/A
CUSIP: 01021X100		Page 2 of 11 Pages
1	NAMES OF REPORTING PERSONS
FourSixThree Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,556,851

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,556,851

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,556,851

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, IA

SCHEDULE 13G/A
CUSIP: 01021X100		Page 3 of 11 Pages
1	NAMES OF REPORTING PERSONS
SixFourThree GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,556,851

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,556,851

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,556,851

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

SCHEDULE 13G/A
CUSIP: 01021X100		Page 4 of 11 Pages
1	NAMES OF REPORTING PERSONS
William M. Kelly

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,556,851

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,556,851

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,556,851

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13G/A
CUSIP: 01021X100		Page 5 of 11 Pages
1	NAMES OF REPORTING PERSONS
Richard S. Balkan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,556,851

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,556,851

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,556,851

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13G/A
CUSIP: 01021X100		Page 6 of 11 Pages
Item 1(a)	Name of Issuer

Akumin Inc. (the “Issuer”)

Item 1(b)	Address of the Issuer’s Principal Executive Offices

8300 W. Sunrise Boulevard, Plantation, FL, 33322

Item 2(a)	Names of Persons Filing

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	FourSixThree Capital LP (“FourSixThree Capital”),
ii)	SixFourThree GP, LLC (“SixFourThree GP”),
iii)	William M. Kelly (“Mr. Kelly”), and
iv)	Richard S. Balkan (“Mr. Balkan”).

This statement relates to Common Stock (as defined herein) held for the accounts of FourSixThree Master Fund, LP and FourSixThree CAV Master, LP (together, the “Funds”).  FourSixThree Capital serves as investment adviser to the Funds.  SixFourThree GP is the general partner of FourSixThree Capital.  Mr. Kelly and Mr. Balkan serve as the voting members of FourSixThree Capital and the co-partners, co-managing members and co-owners of SixFourThree GP.  By virtue of the foregoing relationships, each of the Reporting Persons may be deemed to beneficially own the securities held by the Funds.

Item 2(b)	Address of the Principal Business Office, or if none, Residence

The principal business office of each of the Reporting Persons is 520 Madison Avenue, Floor 19, New York, NY 10022.

Item 2(c)	Citizenship

FourSixThree Capital is a Delaware limited partnership.  SixFourThree GP is a Delaware limited liability company.  Each of Mr. Kelly and Mr. Balkan are citizens of the United States.

Item 2(d)	Title of Class of Securities

Common Stock, $0.01 par value per share (the “Common Stock”)

Item 2(e)	CUSIP Number

01021X100

SCHEDULE 13G/A
CUSIP: 01021X100		Page 7 of 11 Pages
Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

Item 4(a)	Amount Beneficially Owned:

As of January 31, 2024, each of the Reporting Persons may be deemed the beneficial owner of 10,556,851 shares of Common Stock.  This amount includes 8,701,720 shares of Common Stock held for the account of FourSixThree Master Fund, LP and 1,855,131 shares of Common Stock held for the account of FourSixThree CAV Master, LP.

Item 4(b)	Percent of Class:

As of January 31, 2024, each of the Reporting Persons may be deemed the beneficial owner of approximately 11.6% of the Common Stock outstanding.  (The beneficial ownership percentage calculation is based on 91,173,491 shares of Common Stock outstanding as of December 4, 2023, as disclosed in the Issuer’s quarterly report on Form 10-Q filed on December 12, 2023).

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	10,556,851
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	10,556,851

Item 5	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Each of FourSixThree Master Fund, LP and FourSixThree CAV Master, LP is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

SCHEDULE 13G/A
CUSIP: 01021X100		Page 8 of 11 Pages
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8	Identification and Classification of Members of the Group

Not Applicable.

Item 9	Notice of Dissolution of Group

Not Applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G/A
CUSIP: 01021X100		Page 9 of 11 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024

FOURSIXTHREE CAPITAL LP

	By:	/s/ William M. Kelly
	Name:	William M. Kelly
	Title:	Chief Operating Officer

SIXFOURTHREE GP, LLC

	By:	/s/ William M. Kelly
	Name:	William M. Kelly
	Title:	Partner & Managing Member

WILLIAM M. KELLY

/s/ William M. Kelly

RICHARD S. BALKAN

/s/ Richard S. Balkan

SCHEDULE 13G/A
CUSIP: 01021X100		Page 10 of 11 Pages
EXHIBIT INDEX

Ex.		Page No.
I	Joint Filing Agreement	11

SCHEDULE 13G/A
CUSIP: 01021X100		Page 11 of 11 Pages
EXHIBIT I

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned, and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 12, 2024

FOURSIXTHREE CAPITAL LP

	By:	/s/ William M. Kelly
	Name:	William M. Kelly
	Title:	Chief Operating Officer

SIXFOURTHREE GP, LLC

	By:	/s/ William M. Kelly
	Name:	William M. Kelly
	Title:	Partner & Managing Member

WILLIAM M. KELLY

/s/ William M. Kelly

RICHARD S. BALKAN

/s/ Richard S. Balkan